As filed with the Securities and Exchange Commission on October 8, 2013

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of:

RiverNorth Funds
and
RiverNorth Capital Management, LLC
(the “Applicants”)

File No. 812-14160

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT

Please send all communications, notices and orders to:
Renee M. Hardt, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
(312) 609-7616 (phone)
(312) 609-5005 (fax)

Copies to:

Marc L. Collins
RiverNorth Capital Management, LLC
325 N. LaSalle Street, Suite 645
Chicago, Illinois 60654

THIS DOCUMENT CONTAINS 41 PAGES.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of: RiverNorth Funds RiverNorth Capital Management, LLC	) ) ) ) ) ) ) ) ) ) )

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTIONS FROM SECTIONS 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT.

I.          INTRODUCTION

RiverNorth Funds (the “Trust”) and RiverNorth Capital Management, LLC (the “Adviser”) (collectively, the “Applicants”)1 hereby apply for an order of the Securities and Exchange Commission (the “Commission”) as described below.  Applicants request that the order also extend to any future series of the Trust, and any other existing or future registered open-end investment management companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “1940 Act”), as the Trust is, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trust, the “Funds”).
Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act, exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of

1 All references to the “Adviser” include successors in interest to the Adviser. A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

the 1940 Act to the extent necessary to permit:  (1) a Fund (each a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (“Unaffiliated Open-End Investment Companies”), unit investment trusts (“UITs”) (“Unaffiliated UITs”), registered closed-end investment companies, “business development companies,” as defined by Section 2(a)(48) of the 1940 Act (“business development companies”)2 (each registered closed-end investment company and each business development company, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies and Unaffiliated UITs, the “Unaffiliated Funds”), in each case that are not part of the same “group of investment companies”3 as the Funds; (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (“Broker”), to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of other registered investment companies, including open-end management investment companies and series thereof, UITs, closed-end investment companies, as well as business development companies (if any), in the same group of investment companies as the Funds (as

2 While business development companies are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. The Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of business development companies in which the Funds of Funds may invest, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies. With respect to investments in business development companies, Applicants only seek an exemption from Section 12(d)(1)(A) of the Act, not Section 12(d)(1)(C).

3 For purposes of the request for relief from Sections 12(d)(1)(A), (B), and (C) of the 1940 Act, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

defined in Section 12(d)(1)(G)(iv) of the 1940 Act) (collectively, the “Affiliated Funds,” and, together with the Unaffiliated Funds, the “Underlying Funds”);4 and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds.  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) exempting the transactions above from Section 17(a) of the 1940 Act to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as described in this application.5  Certain of the Underlying Funds may be registered under the 1940 Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (“ETFs”).
Applicants request the relief to implement fund of funds arrangements that they believe will benefit investors without sacrificing important investor protections.  Applicants’ requested relief differs from most of the existing precedent granting exemptive relief from the limitations of Section 12(d)(1) of the 1940 Act to management investment companies only in that Applicants seek an order that would allow the Funds of Funds to invest in closed-end investment

4 A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies” as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same “group of investment companies” as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

5 As discussed herein, Applicants are requesting relief from Section 17(a) with respect to purchases and sales of shares of Underlying Funds that are ETFs (as defined herein). Applicants, however, are not requesting relief from Section 17(a) with respect to principal transactions with closed-end funds. See infra note 14.

companies in addition to open-end investment companies and UITs.  Applicants note, however, that the Commission has recently granted relief substantially identical to that requested by Applicants relating to funds of funds that invest in closed-end investment companies.6  For the reasons discussed below, Applicants believe that the requested relief is fully consistent with the policies and purposes of the 1940 Act, as well as with the First Trust Order, the Van Eck Order and Section 12(d)(1) exemptive relief previously granted to UITs permitting them to invest in closed-end funds.
The Trust is the only registered investment company that currently intends to rely on the requested order.  Any other entity that relies on the order in the future will comply with the terms and conditions set forth herein.
II.         THE APPLICANTS
A.	RiverNorth Funds
The Trust is an Ohio Business Trust registered as an open-end management investment company under the 1940 Act.  Under Ohio law and the Trust’s Agreement and Declaration of Trust, the Trust is managed under the direction of its board of trustees.  The Trust is a series trust which currently offers five Funds, RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, RiverNorth Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund.  RiverNorth Core Opportunity Fund’s investment objective is long-term capital appreciation and income.  RiverNorth Core Opportunity Fund pursues this objective through the purchase of closed-end investment companies and exchange-traded funds or through direct investments in equities, fixed
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6 See First Trust Exchange-Traded Fund, et al., Investment Company Act Rel. Nos. 30345 (Jan. 8, 2013) (notice) and 30377 (Feb. 5, 2013) (order) (the “First Trust Order”); Van Eck VIP Trust et al., Investment Company Act Rel. Nos. 30063 (May 10, 2012) (notice) and 30096 (June 5, 2012) (order) (the “Van Eck Order”).

income securities, derivatives and cash and cash equivalents.  RiverNorth/DoubleLine Strategic Income Fund’s investment objective is current income and overall total return.  RiverNorth/DoubleLine Strategic Income Fund pursues this objective by allocating the Fund’s assets among three principal strategies:  tactical closed-end fund income strategy, core fixed income strategy and opportunistic income strategy.  RiverNorth/Manning & Napier Dividend Income Fund’s investment objective is overall total return consisting of long-term capital appreciation and income.  RiverNorth/Manning & Napier Dividend Income Fund pursues this objective by allocating the Fund’s assets among two principal strategies:  tactical closed-end fund equity strategy and dividend focus strategy.  RiverNorth/Oaktree High Income Fund’s investment objective is overall total return consisting of long-term capital appreciation and income.  RiverNorth/Oaktree High Income Fund pursues this objective by allocating the Fund’s assets among three principal strategies:  tactical closed-end fund strategy, high yield bond strategy and senior loan strategy.  RiverNorth Dynamic Buy-Write Fund’s investment strategy is total return with lower volatility than the Standard and Poor’s 500 Index.  The RiverNorth Dynamic Buy-Write Fund pursues this objective by investing in a portfolio of common stock, preferred stock and exchange-traded funds and options on those securities. RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund and RiverNorth/Oaktree High Income Fund currently invest in Underlying Funds in reliance on Section 12(d)(1)(F) of the 1940 Act and in registered exchange-traded funds in reliance on Section 12(d)(1)(F) of the 1940 Act or on exemptive relief obtained by the underlying exchange-traded funds.  RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, River North Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income

Fund intend to invest in the Underlying Funds and in other securities and financial instruments that are not issued by registered investment companies and that are consistent with their respective investment objectives and restrictions (“Other Investments”) and intend to rely on the requested order.  Shares of RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, River North Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund are registered under the Securities Act of 1933, as amended (the “1933 Act”).
B.	RiverNorth Capital Management, LLC
The Adviser is RiverNorth Capital Management, LLC, a Delaware Limited Liability Company which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser is a wholly-owned subsidiary of RiverNorth Holding Co., a holding company.  The Adviser serves as the investment adviser to RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, RiverNorth Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund.  As adviser, the Adviser administers the business and affairs of RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, RiverNorth Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund, including the investment and reinvestment of the assets of RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, RiverNorth/Manning & Napier Dividend Income Fund, RiverNorth Dynamic Buy-Write Fund and RiverNorth/Oaktree High Income Fund.  The Adviser specializes in quantitative and qualitative closed-end fund trading strategies.  The Adviser employs DoubleLine Capital LP (“DoubleLine”) to manage the core fixed income and opportunistic income strategies of RiverNorth/DoubleLine Strategic Income Fund.  DoubleLine is, and any future sub-adviser will be, registered as an investment adviser under the Advisers Act.  The Adviser employs Manning & Napier Advisors, LLC (“Manning & Napier”) to manage the dividend focus strategy of RiverNorth/Manning & Napier Dividend Income Fund.  Manning & Napier is, and any future sub-adviser will be, registered as an investment adviser under the Advisers Act. The Adviser employs Oaktree Capital Management, L.P. (“Oaktree”) to manage the high yield and senior loan strategies of RiverNorth/Oaktree High Income Fund.  Oaktree is, and any future sub-adviser will be, registered as an investment adviser under the Advisers Act.
III.       APPLICABLE LAW AND LEGAL ANALYSIS
A.	Section 12(d)(1)
(1)	Explanation of Section 12(d)(1)
Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds;

•	the threat of large scale redemption of securities of the underlying funds; and

•	the complexity of such arrangements.7

7 See Report of the SEC on the Public Policy Implications of Investment Company Growth (the “PPI Report”), in H.R. Rep. No. 2337, at 311-24 (1966); see also SEC, Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation at 107 (May 1992).

Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition:  (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.
Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition:  (a) more than 3% of the acquired company’s total outstanding voting stock is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the acquired company’s total outstanding voting stock is owned by the acquiring company and other investment companies and companies controlled by them.
Section 12(d)(1)(C) of the 1940 Act prohibits an investment company from acquiring the securities of any registered closed-end investment company if, immediately after the acquisition, the acquiring company and other companies having the same investment adviser own more than 10% of the total outstanding voting stock of the closed-end company.
(2)	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)
Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A), B and (C) to the extent necessary to permit:  (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Sections 12(d)(1)(A) and (C) of the 1940 Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.
For the reasons discussed below the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C).  Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.
(3)	No Undue Influence
Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.  The concern about undue influence does not arise in connection with a Fund of Fund’s investment in the Affiliated Funds, since they are part of the same group of investment companies.  Each Unaffiliated Fund will operate independently as determined by its own board of directors or trustees (“Board”)8 and management.  Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection
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8 The term “Board,” as used in this Application, refers to the board of directors or trustees, as applicable, of the specified entity.

with or as a participant in any transaction having that purpose or effect9, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds.  Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that as reflected in Condition 1:

•
the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, and

•
any other investment adviser within the meaning of Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.

With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares.  If, as a result of a decrease in the outstanding voting
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9 Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by an Underlying Fund that is a closed-end fund.

securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Fund).
To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or Unaffiliated Fund Affiliate.
With respect to investing in Unaffiliated Funds, in seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the

“Independent Directors”), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate of such Unaffiliated Fund in connection with any services or transactions.
Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Fund, including a majority of the independent board members, will determine that any consideration paid by the Unaffiliated Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition will not apply with respect to any services or transactions between an Unaffiliated Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser or sponsor to an Unaffiliated Fund) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate).  An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
Condition 6 further requires that the Board of an Unaffiliated Fund, including a majority of the independent board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting once an investment by a Fund or Funds in the securities of the Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Fund will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Fund.  The Board of the Unaffiliated Fund will be required to consider, among other things:  (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Fund will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.
Condition 7 will require that the Unaffiliated Fund keep records concerning its purchases in Affiliated Underwritings.  Specifically, the Unaffiliated Fund will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Fund were made.
To further ensure that an Unaffiliated Fund understands and appreciates the implications of an investment by a Fund of Funds under the requested order, as required by Condition 8, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Fund will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”).  At the time of its investment in shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Fund of the investment.  At such time, the Fund of Funds also will transmit to the Unaffiliated Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.

The Fund of Funds will notify the Unaffiliated Fund of any changes to the list of names as soon as reasonably practicable after a change occurs.  The Unaffiliated Fund and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.  An Unaffiliated Fund (other than a closed-end fund or ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.10
In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities.  Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies.  However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund.  By contrast, open-end investment companies generally are not required to hold shareholder meetings except in special circumstances.  Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock.  As the Commission observed in the PPI Report:
Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a

10 An Unaffiliated Fund (including an Unaffiliated Closed-End Investment Company or ETF) would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund (including a closed-end fund or ETF) could terminate a Participation Agreement with the Fund of Funds.

closed-end company may represent the potential for exercise of control.11
The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above.  Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares.  These requirements ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company.  They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment Company owned by the Fund of Funds.  Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting.  The requirements eliminate the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares.  In addition, the Applicants also recognize the requirement to file a Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed-End Investment Company.  Schedule 13G requires the filer to certify that it has acquired such

11 See PPI Report at 324.

securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.  Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).
(4)	No Excessive Layering of Fees
Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.  Within the structure, the Underlying Funds may pay advisory fees to their adviser.  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting).  Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders.  Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.
Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.  Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.
To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Directors, will find that the management or advisory fees charged under a Fund of Fund’s advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.
In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Fund pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Fund in connection with the investment by the Fund in the Unaffiliated Fund.  Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.
With respect to investments in a Fund, any sales charges and/or service fees charged with respect to shares of a Fund will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.12  In this regard, Applicants note that with respect to
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12 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

closed-end funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions) and closed-end funds do not pay 12b-1 fees.  Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.
(5)	Structure is not Overly Complex
The proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an “Affiliated Fund” or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:  (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.
Additionally, the proposed arrangement will not confuse investors because the Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

In the case of those Underlying Funds that operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund).  However, the Applicants do not believe that this will result in an overly complex structure.  The master-feeder arrangement is entirely transparent.  For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).
B.	Section 17(a)
Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the 1940 Act as:
(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
The sale of shares by the Underlying Funds organized as open-end investment companies (“Underlying Open-End Funds”) to the Funds of Funds and any purchase of those shares from the Funds of Funds by the Underlying Open-End Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).13  For example, because the Adviser serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and, therefore, affiliated persons of one another.  The Funds of Funds and the Underlying Open-End Funds may also be deemed to be affiliated persons of one another if a Fund of Funds owns 5% or more of one or more of such Underlying Open-End Fund’s outstanding voting securities.
Section 17(b) of the 1940 Act, however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that:  (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.
Additionally, Section 6(c) of the 1940 Act provides that:  “[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”
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13 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.

Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching.  The terms upon which an Underlying Open-End Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Open-End Fund.14  Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Open-End Fund, and with the general purposes of the 1940 Act.  The investment by a Fund of Funds in shares of the Underlying Open-End Funds and the issuance of shares of the Underlying Open-End Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and the Underlying Fund.

IV.       RELATED PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies.  See Schwab Capital Trust, et al. (“Schwab”) Investment Company Act Rel. No. 24067 (October 1, 1999) (Notice) and Investment Company Act Rel. No. 23113 (October 27, 1999) (Order) (the “Schwab Order”).  Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit
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14 The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(1) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an ETF to purchase or redeem shares from the ETF. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF is also an investment adviser to the Fund of Funds. Applicants note that a Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, Applicants are not requesting Section 17(a) relief with respect to principal transactions with closed-end funds.

certain series of the Schwab trusts (“Schwab Trusts”) to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the 1940 Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts.  The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any Other Investments which are consistent with their investment objective(s).15
Applicants also note that substantially similar relief was granted in Pacific Life Insurance Company, et al., Investment Company Act Rel. Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012) (order) (26); Henderson Global Funds, et al., Investment Company Act Rel. Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012) (order); Jackson National Life Insurance Company, et al., Investment Company Act Rel. Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order); and EQ Advisors Trust et al., Investment Company Act Rel. Nos. 29294 (June 4, 2010) (notice) and 29336 (June 30, 2010) (order).
In addition, the Commission has recently granted relief substantially identical to that requested herein, permitting, in the First Trust Order and the Van Eck Order, funds of funds arrangements to include, not only investments in open-end funds and UITs, but in closed-end funds as well.
The Applicants believe that, in one respect, a Fund of Funds’ investment in closed-end funds raises less concern under Section 12(d) than do investments in open-end funds.  One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds
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15 See also, MetLife Investors USA Insurance Company, et al., Inv. Co. Act Rel. No. 27059 (Sept. 7, 2005) (order); Inv. Co. Act Rel. No. 27028 (Aug. 11, 2005) (notice).

to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions.  This concern is not applicable to a Fund of Funds’ investments in closed-end funds because closed-end funds do not issue redeemable securities.  Rather, sales can only be effected through transactions in the secondary market.  Because these sales would not require the closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares.  On the other hand, as noted above, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock.  Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group follow certain voting procedures with respect to any interest in any Unaffiliated Closed-End Fund.
With respect to the other concerns designed to be addressed by Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, the Applicants believe the conditions appropriately address these concerns regardless of whether the Underlying Funds are closed-end funds or open-end funds.  With respect to the layering of fees, Condition 11 requires compliance with NASD Conduct Rule 2830 so no Fund of Funds can exceed the applicable limits contained therein.  Such rule applies to the Fund of Funds as the acquiring fund regardless of whether the Fund of Funds invests in an Underlying Fund that is an open-end or closed-end fund.  In applying such rule, the Applicants recognize, however, that shares of closed-end funds are generally purchased in the secondary market without sales loads (although a brokerage commission may be incurred) and closed-end funds do not pay Rule 12b-1 fees.  Accordingly, there is no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.  Further, as in the case of Underlying Funds that are open-end funds, Underlying Funds that are closed-end funds will have their own operating expenses, including advisory fees.  Shareholders in a Fund of Funds will indirectly pay their proportionate share of the fees and expenses of the Underlying Fund, regardless of whether the Underlying Fund is an open-end fund or a closed-end fund.  To address the concerns of potential duplicative fees, Condition 9 requires the Board of each Fund, including a majority of the Independent Directors, to find that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund.  The Applicants note that the Fund of Funds will have to disclose the indirect fees of an acquired fund incurred regardless of whether the Underlying Fund is an open-end fund or closed-end fund under current disclosure requirements.  Condition 10 also requires the Adviser to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from the Underlying Fund (including a closed-end fund) in connection with the Fund of Funds’ investment.  As closed-end funds do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Adviser to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund.
In addition, with respect to unnecessary complexity, Condition 12 addresses this concern.  Condition 12 generally will limit the Fund of Funds’ structure to two layers of funds, regardless of whether the Underlying Fund is an open-end or closed-end fund.  More specifically, Condition 12, in general terms, precludes the Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits set forth in Section 12(d)(1)(A), subject to certain limited exceptions.

Accordingly, the Underlying Fund (whether a closed-end or open-end fund) cannot itself be a fund of funds.  Additional complexity is not added by virtue of the Underlying Fund being a closed-end fund.  In light of the above, the Applicants believe the conditions in this Application appropriately address the concerns of layering of fees and unnecessary complexity, whether the Underlying Fund is an open-end fund or a closed-end fund.
Further, the Applicants note that the Commission has granted Section 12(d)(1) exemptive relief similar to that requested in this Application to funds of funds organized as UITs, which relief extends to investments in both open-end and closed-end funds.16  The Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application. Distinctions between UITs and the Funds of Funds may, however, raise questions regarding whether the Funds of Funds’ investments in closed-end funds implicate greater concerns with respect to (i) the layering of fees and expenses; and (ii) the exercise of undue influence over Underlying Funds, discussed above in Section III.A.  As discussed above, the Applicants believe that the proposed conditions in this Application adequately address these two concerns.
With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, the Applicants believe that Condition 9, discussed above, adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Independent Directors, find that the advisory fees charged
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16 See, e.g., First Trust, et al., Investment Company Act Rel. Nos. 26261 (Nov. 21, 2003) (notice) and 26297 (Dec. 12, 2003) (order); Matrix Capital Group, Inc., et al., Investment Company Act Rel. Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); Nuveen Investments, et al., Investment Company Act Rel. Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); and Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Rel. Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (the “Prior UIT Orders”).

under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invests, including any closed-end Underlying Fund.17  With respect to undue influence, in the context of a UIT, the possibility exists that a depositor or sponsor could use its ability to control the secondary markets in units of a UIT to exercise undue control over an underlying fund.  Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT’s underlying fund investments.  This concern is not present in the case of the Funds because the Funds, the Adviser and their affiliates do not maintain a secondary market in the Funds’ shares.18  Also, as discussed above, a Fund of Funds may exercise undue influence over a closed-end fund through the voting of shares.  This concern may be greater with respect to the Funds of Funds investing in closed-end funds rather than with respect to UITs investing in closed-end funds, but, as discussed above in this Application, the Applicants believe that Condition 1 adequately addresses this concern.
Based on the foregoing, notwithstanding the differences between UITs and the Funds of Funds discussed above, the Applicants believe that the Prior UIT Orders support the view that
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17 With respect to fees payable by a Fund of Funds to the Fund of Funds’ Adviser or Sub-Adviser, sales charges and/or service fees, the Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 11 of this Application, discussed above.

18 The threat of large-scale redemptions of the Underlying Fund’s securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large-scale redemptions is mitigated. However, as discussed above, even where the fund of funds is managed, this concern is of little relevance to closed-end Underlying Funds.

the conditions included in the Application adequately address the concerns underlying Section 12(d)(1) as they relate to investments in closed-end funds.
V.        CONCLUSIONS
Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C).
VI.       APPLICANTS’ CONDITIONS
Applicants agree that the order granting the requested relief shall be subject to the following conditions:
(1)
The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.  With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares.  If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

(2)
No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

(3)
The Board of each Fund of Funds, including a majority of the Independent Directors, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

(4)	Once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the

Unaffiliated Fund, including a majority of the independent board members, will determine that any consideration paid by the Unaffiliated Fund to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

(5)
No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser or sponsor to an Unaffiliated Fund) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

(6)
The Board of an Unaffiliated Fund, including a majority of the independent board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Fund.  The Board of the Unaffiliated Fund will consider, among other things:  (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

(7)
Each Unaffiliated Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth: (a) the party from whom the securities were acquired, (b) the identity of the underwriting syndicate’s members, (c) the terms of the purchase, and (d) the information or materials upon which the determinations of the Board of the Unaffiliated Fund were made.
(8)
Prior to its investment in shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Fund will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Fund in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Fund of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

(9)
Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Directors, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the

Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund.
(10)
The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Fund pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund in the Unaffiliated Fund.  Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Fund in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

(11)	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.
(12)
No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund:  (a) acquires such securities in compliance with Section

12(d)(1)(E) of the 1940 Act and either is an “Affiliated Fund” or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:  (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

VII.     PROCEDURAL MATTERS
All actions necessary to authorize the execution and filing of this application have been taken and the persons signing and filing this application are authorized to so sign and file the same.  The resolutions of each of the Applicants as required by Rule 0-2(c) under the 1940 Act authorizing the filing of this application are attached as Exhibit B to this application.
The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.
The Applicants request that any questions regarding this application be directed to Renee M. Hardt, Esq. at Vedder Price P.C., 222 N. LaSalle, Suite 2600, Chicago, Illinois 60601, telephone (312) 609-7616.
VIII.    REQUEST FOR ORDER OF EXEMPTION
For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the relief sought by this application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

RIVERNORTH FUNDS

By:	/s/Patrick Galley
	Name:	Patrick Galley
	Title:	President

RIVERNORTH CAPITAL MANAGEMENT, LLC

By:	/s/Brian Schmucker
	Name:	Brian Schmucker
	Title:	Chief Executive Officer

LIST OF ATTACHMENTS AND EXHIBITS

Exhibit A

1.           Verification of RiverNorth Funds

2.           Verification of RiverNorth Capital Management, LLC

Exhibit B – Resolutions of RiverNorth Funds

Exhibit A-1

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated October 8, 2013, for and on behalf of RiverNorth Funds (the “Trust”); that he is the President of the Trust; and that all action by shareholders, Trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Patrick Galley
Name:	Patrick Galley
Title:	President

Exhibit A-2

STATE OF ILLINOIS
COUNTY OF COOK

VERIFICATION

The undersigned states that he has duly executed the attached application, dated October 8, 2013, for and on behalf of RiverNorth Capital Management, LLC (the “Company”); that he is the Chief Executive Officer of the Company; and that all action by shareholders, Members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Brian Schmucker
Name:	Brian Schmucker
Title:	Chief Executive Officer

Exhibit B

Resolutions of RiverNorth Funds (the “Trust”)

RESOLVED, that the filing with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), of a request for an exemptive order, pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), relating to relief from Sections 17(a), 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act is hereby approved to permit among other things, the Trust to invest in affiliated and unaffiliated investment companies; and it is

FURTHER RESOLVED, that the officers of the Trust are hereby authorized and directed on behalf the Trust to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendment to the application for the order.